UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 0-21116

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA Health Sciences 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES, INC.

FORM 11-K

For the Year Ended December 31, 2007

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrators of the

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Tanner LC
Salt Lake City, Utah
June 18, 2008

USANA Health Sciences 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments, at fair value	$19,113,815	$17,270,383
Cash	7,956	7,964
Receivables:
Employer contributions	40,567	—
Total Assets	19,162,338	17,278,347
Liabilities	—	—

Net assets available for benefits at fair value	19,162,338	17,278,347
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	8,862
Net assets available for benefits	$19,162,338	$17,287,209

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

ADDITIONS
Investment income:
Net appreciation in value of investments	$491,406
Interest income	60,448
Total investment income	551,854
Contributions:
Employee	1,735,229
Employer	656,181
Total contributions	2,391,410
Total additions	2,943,264
DEDUCTIONS
Benefits paid to participants	1,068,135
Net increase	1,875,129

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	17,287,209
End of year	$19,162,338

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.        General

The Plan is a defined contribution plan covering all United States employees of USANA Health Sciences, Inc. (the “Company”) who have attained three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and permits Roth 401(k) deferrals (after-tax), as added by amendment to the Plan during 2006, as well as traditional 401(k) deferrals (pre-tax).

2.        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $15,500 ($20,500 for participants over age 50) for the year ended December 31, 2007.  Participants may elect to make pre-tax contributions and/or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans as permitted by the Plan.  The Company provides a matching contribution equal to 50 percent of the first 6 percent of a participant’s compensation that is contributed as an elective deferral by the participant. Furthermore, the Company’s board of directors may authorize additional contributions to the Plan.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s common stock.

3.        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contribution and (b) investment gains or losses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined in the Plan.  The allocation of earnings is based on a participant’s weighted-average account balance, as defined in the Plan.

Circle Trust Company, the previous trustee of the Plan, was placed into regulatory receivership in September 2005, at which time the CTC Stable Value Fund (the “CTC Fund,” a proprietary fund of the Circle Trust Company), in which the Plan held investments, filed a voluntary bankruptcy petition.  Prior to filing the bankruptcy petition, the CTC Fund was merged into, and became known as, the Trust Advisors Stable Value Plus Fund (“Trust Advisors Fund”), a master fund in which the CTC Fund had previously held investments.  In October 2005, M G Trust Company was appointed as the new trustee of the Plan to replace Circle Trust Company and began managing all investment options under the Plan, with the exception of the Trust Advisors Fund.  During 2006, the court approved the liquidation of the Trust Advisors Fund, which began during the third quarter of 2006.  By December 31, 2006, participant accounts had been credited with 102% of the balances of their Trust Advisors Fund accounts as of the date of the Circle Trust Company bankruptcy.  These funds went into the SEI Stable Asset Fund within participant accounts.

Through March 28, 2007, Participants that had account balances in the SEI Stable Asset Fund had the option to reallocate these funds to other investment options under the Plan.  Participant funds remaining in the SEI Stable Asset Fund as of March 28, 2007, were automatically transferred to the Cash Management Trust of America.

On April 1, 2008, the Plan received the final payout for the Trust Advisors Fund for distribution to those participants in the Plan who held investments in the Fund at the time of the voluntary bankruptcy petition.  This final payout represented one half of one percent of the original September 2005 value of the Fund, bringing the total returned to participants to approximately 103% of the Fund’s September 2005 value.

4.        Vesting

Participants are fully vested in their voluntary contributions, including any investment earnings on those contributions.  The Company’s matching and discretionary contributions vest at 25 percent per year beginning after the completion of one year of service.  A participant is 100 percent vested after four years of service.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF THE PLAN – CONTINUED

5.        Participant loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Each participant loan is secured by the balance in the participant’s account and bears interest at prime rate plus one percent, ranging from 5 percent to 11 percent, which is considered commensurate with local prevailing rates at the time of loan origination.  Principal and interest is paid ratably through payroll deductions.  Loans are paid back over five year periods, unless the loan was used to purchase a principal residence, in which case the payback period is not to exceed 30 years.

6.        Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan may make a lump-sum distribution of the value of the participant’s vested benefit during the Plan year following such termination of service.

7.                         Forfeited accounts

Forfeited, non-vested, accounts related to employer matching contributions are used to reduce future employer matching contributions.  During 2007, employer contributions were reduced by $11,000 from the application of forfeited, non-vested, amounts.  At December 31, 2007, forfeited, non-vested, accounts totaled $23,838 ($11,699 at December 31, 2006).

8.                         Expenses

The Company, as the Plan sponsor, pays all administrative expenses of the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                           Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

2.                           Use of estimates

The preparation of the financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results may differ from those estimates.

3.                           Accounting pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

At December 31, 2006, the Plan held investments in investment contracts through a common/collective trust in the SEI Stable Asset Fund.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

4.                           Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of USANA Health Sciences, Inc. common stock (which are held in a unitized stock fund) and in mutual funds.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximates fair value.  The Plan’s interest in the common/collective trust was valued based on information reported by the investment advisor using the audited financial statements of the common/collective trust at year-end.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.  Please see Note G for information on changes to the Company’s common stock subsequent to December 31, 2007.

5.                           Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2007, $3,511 in distributions had been requested but not paid.

NOTE C – INVESTMENTS

All investment options are participant-directed.  The following is a summary of the fair value of the Plan’s investments at December 31, 2007 and 2006.  Investments representing five percent or more of ending net assets are separately identified.

	2007	2006

The Growth Fund of America	$3,207,845	$2,632,822
Washington Mutual Investors Fund	2,562,512	2,240,133
USANA Health Sciences, Inc. common stock	2,552,238	3,690,076
EuroPacific Growth Fund	2,520,929	1,983,651
SMALLCAP World Fund	2,298,728	1,921,640
The Income Fund of America	1,480,682	1,326,414
Fundamental Investors	1,208,621	947,291
Other	3,282,260	2,528,356
Total Investments	$19,113,815	$17,270,383

Net appreciation in the value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2007, the Plan’s investments appreciated (depreciated) in value as follows:

Mutual Funds	$1,473,722
Common Stock	(985,862)
Common/Collective Trust	3,546
$491,406

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE D – RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company totaling $2,552,238 at December 31, 2007 ($3,690,076 at December 31, 2006).  The Company is the Plan Administrator as defined by the Plan and, therefore, transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  The Plan held 67,780 shares of common stock of the Company at December 31, 2007 (71,617 at December 31, 2006).

Loans to Plan participants totaling $582,818 as of December 31, 2007 ($554,779 as of December 31, 2006) are also considered party-in-interest transactions.  Interest income pertaining to participant loans totaled $41,034 for 2007.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE F – TAX STATUS

The Plan has adopted a Non-Standardized Prototype Plan for which the Internal Revenue Service has issued a favorable opinion letter dated November 19, 2001, covering the qualification of the Plan.  The Plan Administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the plan.  Accordingly, the financial statements of the Plan do not include an income tax provision.

NOTE G – SUBSEQUENT EVENTS

Effective January 1, 2008, the Company adopted Safe Harbor and certain other provisions for the Plan.  Under these provisions, eligible employees who have not made an affirmative election to defer or not defer will have elective deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Also, under these provisions, the Company’s matching contributions and vesting schedule are amended.   The Company will provide a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of that elective deferral that exceeds one percent of the participant’s compensation, not to exceed six percent of the participant’s compensation.  The Company’s matching and discretionary contributions will cliff vest at two years of service.

On January 30, 2008, the Department of Labor (“DOL”) initiated an examination of the Plan.  As of June 18th, 2008, the DOL examination field work was complete, but a written report indicating the results had not yet been received by the Plan.  It is possible that the outcome of this examination could impact the Plan; however, the impact, if any, is unknown at this time.

On June 2, 2008, Unity Acquisition Corp., a Utah corporation indirectly owned by Gull Holdings, Ltd., and certain other tender offer participants (collectively, the “Tender Offer Participants”) initiated a tender offer to acquire all of the outstanding common shares of the Company not already owned by the Tender Offer Participants at a cash purchase price of $26.00 per share, as disclosed in Schedule TO filed with the Securities and Exchange Commission by the Tender Offer Participants on June 2, 2008.  On or about June 5, 2008, M G Trust Company mailed a “Notice to Participants in the USANA Health Sciences, Inc. 401(k) Plan” requesting each Plan participant to instruct M G Trust whether or not to tender the participant’s 401(k) shares of the Company’s common stock.  Accordingly, each individual Plan participant must determine whether or not to tender his or her shares.  If a Plan participant determines to tender, the resulting cash funds from each tendered share will be deposited into the participant’s 401(k) account and, thereafter, will be redirected by the participant to other available fund choices.

As of December 31, 2007, the Plan held 67,780 shares of the Company’s common stock with a fair value of $37.65 per common share.  As of June 13, 2008, the quoted market price was $25.97 per share.

USANA Health Sciences 401(k) Plan

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2007

	(b)	(c)	SHARES,	(e)
(a)	IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	UNITS, OR LOANS	CURRENT VALUE

*	USANA Health Sciences, Inc.	Common Stock held in unitized fund	67,780	$2,552,238

	The Growth Fund of America	Mutual Fund	94,322	3,207,845
	Washington Mutual Investors Fund	Mutual Fund	76,199	2,562,512
	EuroPacific Growth Fund	Mutual Fund	49,556	2,520,929
	SmallCap World Fund	Mutual Fund	56,274	2,298,728
	The Income Fund of America	Mutual Fund	76,404	1,480,682
	Fundamental Investors	Mutual Fund	28,472	1,208,621
	American Balanced Fund	Mutual Fund	29,869	576,755
	New World of America	Mutual Fund	8,887	528,250
	The Bond Fund of America	Mutual Fund	25,969	339,101
	American High-Income Trust	Mutual Fund	19,427	233,195
	U.S. Government Securities Fund	Mutual Fund	14,048	192,177
	American Funds 2020 Target Date	Mutual Fund	5,414	57,933
	American Funds 2035 Target Date	Mutual Fund	1,034	11,141
	American Funds 2050 Target Date	Mutual Fund	855	9,203
	American Funds 2040 Target Date	Mutual Fund	668	7,194
	American Funds 2045 Target Date	Mutual Fund	613	6,605
	American Funds 2015 Target Date	Mutual Fund	521	5,537
	American Funds 2025 Target Date	Mutual Fund	424	4,552
	American Funds 2030 Target Date	Mutual Fund	121	1,298

	The Cash Management Trust of America	Money Market Fund		726,501

*	Loans to participants	Loans with	80
		interest rates ranging
		from 5% - 11%		582,818

				$19,113,815

* Party-in-interest

Note - Column (d), cost, is not required because all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401 (k) Plan

Date: June 23, 2008	/s/ Gilbert A. Fuller
Gilbert A. Fuller
Chief Financial Officer
(Principal Financial and Accounting Officer)
Employer Plan Sponsor